Oncocyte Corporation

15 Cushing

Irvine, California 92618

April 4, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Oncocyte Corporation Registration Statement on Form S-1 Originally filed on March 28, 2025 File No. 333-286251 (the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Oncocyte Corporation (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:00 p.m., Eastern Time, on April 7, 2025, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Jayun Koo, Esq. at (212) 835-4823.

Very truly yours,

Oncocyte Corporation

By:	/s/ Josh Riggs
Josh Riggs
President and Chief Executive Officer

cc: Jayun Koo, Esq., Haynes and Boone, LLP